JOANNE McCLUSKY

Tel:  (604) 689.4010

Barrister & Solicitor

Fax: (604) 684.2349

Suite 810- 675 W. Hastings Street

Vancouver, B.C. V6B 1N2

E-Mail:  jmcclusky@telus.net

January 17, 2007

Attention: David Link

Securities and Exchange Commission

Washington, DC

20549

Dear Sirs:

Re:

Find the World Interactive, Inc.

            Registration Statement on Form SB-2

            Filed SB2 Amendment #3 dated January 16, 2007.

File No. 333-134287

This letter is in response to phone messages from David Link to the undersigned, to refile the SB2 with an updated auditor’s consent letter.

We are filing:

1.

Clean copy of the revised SB2A dated January 16, 2007 plus an underlined and strike out copy for January 16, 2007.

2.

Auditors consent letter dated January 16, 2007.

There are no significant changes to the filing other than updating the date of the prospectus from November 22, 2006 to January 16, 2007 and updating the General and administrative expenses amounts in the Statement of Operations Table for year ending December 31, 2004 (audited) and December 31, 2005 (audited) in the Summary Financial Data section.

Yours truly,

“Joanne S. McClusky”

Joanne S. McClusky